UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                           SIRCO INTERNATIONAL CORP.
                           -------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   829639103
                                ----------------
                                 (CUSIP Number)

                             Eric M. Hellige, Esq.
                        Pryor, Cashman, Sherman & Flynn
                                410 Park Avenue
                    New York, New York 10022 (212) 326-0846
          -----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 8, 1995
             ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the  statement.  [ X ]
A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON

         Joel Dupre
         -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ X ]

                                                            (b) [   ]


3.       SEC USE ONLY
         -----------------------------------------------------------------------

4.       SOURCE OF FUNDS*
         PF, OO
         -----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            [   ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
         -----------------------------------------------------------------------

NUMBER OF     7.  SOLE VOTING POWER  681,000  (see Item 5)
SHARES                               -------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER  0
OWNED BY                               -----------------------------------------
EACH          9.  SOLE DISPOSITIVE POWER  414,334 (see Item 5)
REPORTING                                 --------------------------------------
PERSON WITH  10.  SHARED DISPOSITIVE POWER   177,777 (see Item 5)
                                            ------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          681,000 (see Item 5)
         -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                       [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          56.0%  (see Item 5)
         -----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
         IN
         -----------------------------------------------------------------------

--------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON

         Pacific Million Enterprise Ltd.
         -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ X ]

                                                            (b) [   ]


3.       SEC USE ONLY
         -----------------------------------------------------------------------

4.       SOURCE OF FUNDS*
         WC
         -----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            [   ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Hong Kong
         -----------------------------------------------------------------------

NUMBER OF     7.  SOLE VOTING POWER  0
SHARES                               -------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER  0
OWNED BY                               -----------------------------------------
EACH          9.  SOLE DISPOSITIVE POWER  0
REPORTING                                 --------------------------------------
PERSON WITH  10.  SHARED DISPOSITIVE POWER   133,333 (see Item 5)
                                            ------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          133,333 (see Item 5)
         -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                       [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.0%  (see Item 5)
         -----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
         CO
         -----------------------------------------------------------------------

--------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON

         Joseph Takada
         -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ X ]

                                                            (b) [   ]


3.       SEC USE ONLY
         -----------------------------------------------------------------------

4.       SOURCE OF FUNDS*

         -----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            [   ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Japan
         -----------------------------------------------------------------------

NUMBER OF     7.  SOLE VOTING POWER  0
SHARES                               -------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER  0
OWNED BY                               -----------------------------------------
EACH          9.  SOLE DISPOSITIVE POWER  0
REPORTING                                 --------------------------------------
PERSON WITH  10.  SHARED DISPOSITIVE POWER   133,333 (see Item 5)
                                            ------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          133,333 (see Item 5)
         -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                       [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.0%  (see Item 5)
         -----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
         IN
         -----------------------------------------------------------------------

--------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON

         Cheng-Sen Wang
         -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ X ]

                                                            (b) [   ]


3.       SEC USE ONLY
         -----------------------------------------------------------------------

4.       SOURCE OF FUNDS*
         PF
         -----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            [   ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Taiwan R.O.C
         -----------------------------------------------------------------------

NUMBER OF     7.  SOLE VOTING POWER  0
SHARES                               -------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER  0
OWNED BY                               -----------------------------------------
EACH          9.  SOLE DISPOSITIVE POWER  88,889
REPORTING                                 --------------------------------------
PERSON WITH  10.  SHARED DISPOSITIVE POWER   0
                                            ------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          88,889 (see Item 5)
         -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                       [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.3%  (see Item 5)
         -----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
         IN
         -----------------------------------------------------------------------

--------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON

         Albert H. Cheng
         -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ X ]

                                                            (b) [   ]


3.       SEC USE ONLY
         -----------------------------------------------------------------------

4.       SOURCE OF FUNDS*
         PF
         -----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            [   ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Taiwan R.O.C.
         -----------------------------------------------------------------------

NUMBER OF     7.  SOLE VOTING POWER   0
SHARES                               -------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER  44,444  (see Item 5)
OWNED BY                               -----------------------------------------
EACH          9.  SOLE DISPOSITIVE POWER  0
REPORTING                                 --------------------------------------
PERSON WITH  10.  SHARED DISPOSITIVE POWER   44,444
                                            ------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          44,444 (see Item 5)
         -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                       [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.7%  (see Item 5)
         -----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
         IN
         -----------------------------------------------------------------------

--------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 1 to the Schedule 13D originally filed by Joel Dupre, Pacific Million Enterprise Ltd., Joseph Takada, Cheng-Sen Wang and Albert
H. Cheng with the Securities and Exchange Commission on April 4, 1995 (the "Schedule 13D") relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Sirco International Corp., a New York corporation (the "Issuer"), the principal executive offices of which are located at 24 Richmond Hill Avenue, Stamford, Connecticut 06901. Unless otherwise indicated, all terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.


Item 9.  Purpose of Transaction.

         Item 9 of the Schedule 13D is hereby amended by adding the following:

         On June 8, 1995, Dupre entered into a Voting Agreement, dated as of May 1, 1995, with Pacific, Wang and Cheng, a copy of which is attached hereto as Exhibit M (the "Voting Agreement"), pursuant to which Pacific, Wang and Cheng delivered an irrevocable proxy to Dupre and granted Dupre the right to vote an aggregate of 266,666 shares of Common Stock and all shares of Common Stock subsequently acquired by them. In addition, Pacific, Wang and Cheng agreed not to dispose of any shares of Common Stock without the prior written consent of Dupre except as contemplated by or provided for in the Pledge Agreement. The Voting Agreement will expire on June 1, 2000.

         Also on June 8, 1995, Dupre entered into an Option Agreement, dated as of May 1, 995, with Pacific, a copy of which is attached hereto as Exhibit N-1 (the "Pacific Option Agreement"), and an Option Agreement with Albert H. Cheng, a copy of which is attached hereto as Exhibit N-2 (the "Cheng Option Agreement"; together with the Pacific Option Agreement, collectively, the "Option
Agreements"). Pursuant to the Option Agreements, Pacific granted to Dupre the right to acquire all 133,333 shares of Common Stock owned by it for a purchase price of $2.25 per share, and Cheng granted to Dupre the right to purchase all 44,444 shares of Common Stock owned by him for a purchase price of $3.38 per share. The Option Agreements also provide that Pacific and Cheng may not dispose of any shares of Common Stock without the prior written consent of Dupre except as contemplated by or provided for in the Pledge Agreement. The Option Agreements will expire on May 30, 1999.

         The purpose of these transactions was to increase Dupre's control of the Issuer.


Item 5. Interest in Securities of the Issuer.

         Items 5(a) and (b) of the Schedule 13D are hereby restated in their entirety as follows:

         (a) As of the date hereof, (i) Dupre is the beneficial owner of 681,000 shares of Common Stock, constituting approximately 56.0% of the issued and outstanding shares of Common Stock; (ii) Pacific is the beneficial owner of 133,333 shares of Common Stock, constituting approximately 11.0% of the issued and outstanding shares of Common Stock; (iii) Takada, by virtue of his ownership of 95% of the issued and outstanding shares of capital stock of Pacific, may be deemed to be the beneficial owner of all shares of Common Stock beneficially owned by Pacific; (iv) Wang is the beneficial owner of 88,889 shares of Common Stock, constituting approximately 7.3% of the issued and outstanding shares of Common Stock; and (v) Cheng is the beneficial owner of 44,444 shares of Common Stock, constituting approximately 3.7% of the issued and outstanding shares of Common Stock.

         The Reporting Persons may be deemed to be a "group" within the meaning of Section 13d-3 of the Exchange Act, and, therefore, deemed to beneficially own an aggregate of 681,000 shares of Common Stock, constituting approximately 56.0% of the issued and outstanding shares of Common Stock.

         (b) Dupre has the sole power to vote 681,000 shares of Common Stock. Dupre has the sole power to dispose of 414,334 shares and the shared power to dispose of 177,777 shares of Common Stock. Pacific has, and Takada by virtue of his ownership of 95% of the outstanding shares of capital stock of Pacific may be deemed to have, the shared power to dispose of 133,333 shares of Common Stock. Wang has the sole power to vote and dispose of 88,889 shares of Common Stock. Cheng has shared power to dispose of 44,444 shares of Common Stock.

         (c) Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of Common Stock of the Issuer in the past 60 days.

         (d) - (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby restated in its entirety as follows:

         Except for the Stock Purchase Agreement filed as Exhibit D, the Voting Agreement filed as Exhibit M, the Option Agreements filed as Exhibits N-1 and N-2 and the Pledge Agreement filed as Exhibit J all of which are hereby incorporated by reference and are described in response to Item 4 of this
Schedule 13D, which response is hereby incorporated by reference, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer, including but not limited to, any agreements concerning (i) transfer or voting of any securities of the Issuer, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or losses, or (viii) the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended by adding the following:


         Exhibit M -    Voting  Agreement,  dated as of May 1, 1995, among
                        Dupre, Pacific, Wang and
                        Cheng


         Exhibit N-1 -  Option  Agreement,  dated  as of May  1,  1995, between Dupre and Pacific

         Exhibit N-2 -  Option Agreement, dated as of May 1,
                        1995, between Dupre and Cheng

Signature


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.


Date:



  /s/ Joel Dupre
--------------------------------------
      Joel Dupre



PACIFIC MILLION ENTERPRISE LTD.


By:            *
--------------------------------------
   Name:
   Title:




               *
--------------------------------------
       Joseph Takada



               *
--------------------------------------
       Cheng-Sen Wang



               *
--------------------------------------
       Albert H. Cheng


                           * By: /s/ Joel Dupre
                                 ------------------------------------
                                Joel Dupre, Attorney-in-Fact

                                   EXHIBIT M


                                VOTING AGREEMENT


         VOTING AGREEMENT, dated as of May 1, 1995, by and among JOEL DUPRE ("Dupre"), PACIFIC MILLION ENTERPRISE LTD. ("PMEL"), CHENG- SEN WANG ("Wang") and ALBERT H. CHENG ("Cheng") (PMEL, Wang and Cheng are sometimes referred to herein collectively as the "Investor Shareholders"; each of the Investor Shareholders and Dupre are sometimes referred to herein, individually, as a "Shareholder" and, collectively, as the "Shareholders").


                                    * * * *


         WHEREAS, the authorized capital stock of Sirco International Corp., a New York corporation (the "Corporation"), consists of 3,000,000 shares of Common Stock, par value $.10 per share (the "Common Stock");

         WHEREAS, the Shareholders own an aggregate of 681,000 shares, or approximately 56.04%, of the issued and outstanding shares of capital stock of the Corporation, the number of shares owned of record by the Shareholders on the date hereof being the number of shares set forth opposite the name of each Shareholder on Schedule I hereto; and

         WHEREAS, the Shareholders desire to maintain the continuity of the management and policies of the Corporation, and, in furtherance thereof, the Investor Shareholders desire to provide for certain restrictions on the transfer of their Shares (as hereinafter defined) and to grant to Dupre the right to vote the Shares owned of record by the Investor Shareholders as set forth herein;

         NOW THEREFORE, in consideration of the premises and the mutual covenants of the parties hereto, it is hereby agreed as follows:


                                   ARTICLE I

                              CERTAIN DEFINITIONS

         1.01 Definitions. Whenever used in this Agreement, unless otherwise defined or the subject matter or context otherwise dictates, the following terms shall have these respective meanings:

               (a) "Agreement" means this Shareholders' Agreement, any agreement which is supplementary to or an amendment or confirma-tion of this Agreement, and any schedules or exhibits hereto or thereto.

               (b) "Pledge Agreement" means the Pledge Agreement dated as of March 21, 1995 among Joel Dupre, Pacific Million Enterprise Ltd., Cheng-Sen Wang, and Albert H. Cheng, as pledgors, Bueno of California, Inc. and Yashiro Co., Inc., individually and as agent for Yashiro Company, Ltd., as the same may be amended or supplemented from time to time.

               (c) "Person" means any individual, estate, trust, partnership, joint venture, association, firm, corporation, company or other entity.

               (d) "Shares" means the shares of Common Stock, par value $.10 per share, of the Corporation, as well as: (i) any shares into which shares then authorized may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed; (ii) any shares of the Corporation or any successor or other body corporate which may be received by the holders of shares on a merger, amalgamation or other reorganization of or including the Corporation; and (iii) any securities which may now or hereafter be convertible or exercisable into such shares.

         1.02 Extended Meanings. Words importing the singular number include the plural and vice versa and words importing gender include all genders. All references to the word "days" shall mean calendar days.


                                   ARTICLE II

                                VOTING AGREEMENT

         2.01 Agreement to Vote Shares. (a) Each Investor Shareholder shall deliver to Dupre on the date hereof a properly completed and duly executed proxy substantially in the form attached hereto as Exhibit A with respect to all Shares owned of record on the date hereof, which proxy shall be irrevocable to the extent permitted by New York law.

         (b) Dupre shall be empowered at all times to exercise all voting rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares owned by the Investor Shareholders) of the Investor Shareholders with respect to all matters requiring or permitting the vote or consent of the shareholders of the Corporation.

         2.02 No Voting Trusts. During the term of this Agreement, no Investor Shareholder shall deposit any of his Shares in a voting trust or otherwise subject any of his Shares to any arrangement or agreement with respect to the voting of such Shares, other than pursuant to the terms of this Agreement or the Pledge Agreement.

         2.03 Additional Purchases. Each Investor Shareholder agrees that, during the term of this Agreement, he will not purchase or otherwise acquire beneficial ownership of any Shares, nor will he purchase or otherwise acquire the right to vote or share in the voting of any Shares, unless prior to or concurrently with such purchase or acquisition such Shareholder delivers to Dupre an irrevocable proxy substantially in the form attached hereto as Exhibit A with respect to all of such Shares.

         2.04 Additional Proxies. Each Investor Shareholder shall from time to time deliver to Dupre such additional proxies, substantially in the form attached hereto as Exhibit A, each properly completed and duly executed, as Dupre shall reasonably request.


                                  ARTICLE III

                               CERTAIN COVENANTS

         3.01 Representations and Warranties. Each Investor Shareholder hereby represents and warrants to Dupre as follows:

               (a) such Investor Shareholder is neither a party to nor bound by any agreement regarding the ownership of the Shares owned by such Shareholder, other than this Agreement and the Pledge Agreement; and

               (b) such Investor Shareholder is not a party to, bound by or subject to any indenture, mortgage, lease, agreement, instrument, charter or by-law provision, statute, regulation, order, judgment, decree or law which would be violated, contravened or breached by, or under which any default would occur as a result of the execution and delivery by such Investor Shareholder of this Agreement or the performance by such Investor Shareholder of any of the terms hereof.

         3.02 Confidentiality. Each Investor Shareholder hereby agrees that he shall not, at any time or under any circumstance, without the written consent of Dupre, directly or indirectly, communicate or disclose to any Person any knowledge or information whatsoever acquired by such Investor Shareholder relating to or concerning any confidential information regarding the property, business or affairs of the Corporation, including, without limitation, books, records and financial statements of the Corporation, nor shall he utilize or make available any such knowledge, directly or indirectly, in connection with the transfer or proposed transfer of any of his Shares (except to the extent necessary to comply with federal securities laws).


                                   ARTICLE IV

                    RESTRICTIONS ON TRANSFER OR ENCUMBRANCE

         4.01 Restriction on Transfer of Common Stock. Except as expressly permitted by the terms and provisions of this Agreement, without the prior written consent of Dupre, no Investor Shareholder may sell, assign, transfer, mortgage, alienate, pledge, hypothecate, create or permit to exist a security interest in or lien on, place in trust or in any other way encumber or otherwise dispose of (any of the foregoing being herein referred to as a "Disposition") any Shares now owned or hereafter acquired or any interest therein, except as contemplated by or provided for in the Pledge Agreement.

         4.02 After Acquired Common Stock. Any Shares acquired by an Investor Shareholder after the date of this Agreement pursuant to the provisions of this Agreement shall become and remain subject to the terms of this Agreement.


                                   ARTICLE V

                                 MISCELLANEOUS

         5.01 Waiver by Dupre. Compliance with any provision of this Agreement by any Investor Shareholder may be waived in writing at any time by Dupre without the consent or agreement of any other Investor Shareholder; provided, however, that any such waiver shall be effective only for the particular circumstance for which it is granted and shall not be applicable to any subsequent waiver or violation of any provision of this Agreement.

         5.02 Notice. Any notice or document required or permitted by this Agreement to be given to a party hereto shall be in writing and shall be sufficiently given if delivered personally, or if sent by prepaid certified mail, return receipt requested, to such party addressed as follows:

                    (i)  to Dupre, at:

                             Mr. Joel Dupre
                             Sirco International Corp.
                             24 Richmond Hill Avenue
                             Stamford, Connecticut  06901-36001


                             with a copy to:

                             Eric M. Hellige, Esq.
                             Pryor, Cashman, Sherman & Flynn
                             410 Park Avenue
                             New York, New York  10022


                   (ii)  to PMEL, at:

                             Pacific Million Enterprise Ltd.
                             Suite 107, The Gateway, Tower 2
                             25 Canton Road
                             Tsimshatsui
                             Kowloon, Hong Kong

                  (iii)  to Wang, at:

                             Mr. Cheng-Sen Wang
                             357 Jen-Ai Road
                             9th Floor, Section 4
                             Tapei, Taiwan R.O.C.

                  (iv)   to Cheng, at:

                             Mr. Albert H. Cheng
                             602 Chintien Street
                             3rd Floor
                             Tapei, Taiwan R.O.C.


Notice so mailed shall be deemed to have been given on the fifth business day next following the date such notice is deposited in the mail in accordance with the instructions set forth above. Any notice delivered to the party to whom it is addressed shall be deemed to have been given and received on the day it is delivered. Any party may from time to time notify the others in the manner provided herein of any change of address which thereafter, until changed by like notice, shall be the address of such party for all purposes hereof.

         5.03  Term of Agreement.

               (a) This Agreement shall terminate upon the earlier of (i) the mutual consent in writing of all of the parties hereto or (ii) June 1, 2000.

               (b) Nothing contained in this Section 5.03 shall affect or impair any rights or obligations arising prior to the time of the termination of this Agreement, or which may arise by an event causing the termination of this Agreement.

         5.04 Legend. Each certificate representing any Shares issued to any Investor Shareholder shall have stamped, printed or typed thereon the following legend:

         "THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY ARE SUBJECT TO AND SHALL BE TRANSFERABLE ONLY IN ACCORDANCE WITH THE PROVISIONS OF A CERTAIN VOTING AGREEMENT DATED AS OF MAY 1, 1995 AMONG JOEL DUPRE, PACIFIC MILLION ENTERPRISE LTD., CHENG-SEN WANG AND ALBERT H. CHENG, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF SIRCO INTERNATIONAL CORP."

         5.05 Severability. If in any jurisdiction, any provision of this Agreement or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions hereof and without affecting the validity or enforceability of such provision in any other jurisdiction or its application to other parties or circumstances. In addition, if any one or more of the provisions contained in this Agreement shall for any reason in any jurisdiction be held to be excessively broad as to time, duration, geographical scope, activity or subject, it shall be construed, by limiting and reducing it, so as to enforceable to the extent compatible with the applicable law of such jurisdiction as it shall then appear.

         5.06 Assignment. Except as otherwise provided in Article IV hereof, this Agreement is not assignable by any party and shall bind and benefit the respective parties hereto and their successors and permitted assigns.

         5.07 Counterparts. This Agreement may be effectively delivered by one party to each of the others by delivery of an executed counterpart.

         5.08 Entire Agreement; Amendments; Waivers. This Agreement sets forth the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties hereto, and there are no warranties, representations and other agreements between the parties hereto in connection with the subject matter hereof except as specifically set forth herein or therein. No supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

         5.09 Jurisdiction. The parties hereto hereby irrevocably consent and submit to the non-exclusive jurisdiction of any state or federal court located within the County of New York, State of New York, U.S.A. for the settlement of disputes arising under or in connection with this Agreement. Each of the parties hereto accepts for itself and in connection with its properties, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts and waives any defense of forum non conveniens, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement.

         5.10 Governing Law. This Agreement shall be construed in accordance with the internal laws of the State of New York.

         5.11 Headings. The Article and Section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                                                     /s/Joel Dupre
                                                     ---------------------------
                                                     JOEL DUPRE


                                                    PACIFIC MILLION ENTERPRISE
                                                      LTD.

                                                By: /s/Joe Takada
                                                   -----------------------------
                                                    Name:  Joe Takada
                                                    Title: Managing Director


                                                    /s/Cheng-Sen Wang
                                                   -----------------------------
                                                    CHENG-SEN WANG


                                                    /s/Albert H. Cheng
                                                   -----------------------------
                                                    ALBERT H. CHENG

                                                                       EXHIBIT A


                               IRREVOCABLE PROXY


         The undersigned shareholder of Sirco International Corp., a New York corporation ("Sirco"), hereby irrevocably (to the extent permitted by the New York Business Corporation Law (the "BCL")) appoints JOEL DUPRE the attorney and proxy of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to ____ shares of Common Stock, par value $.10 per share, of Sirco owned of record or beneficially by the undersigned (the "Shares") until such time as that certain Voting Agreement dated as of May 1, 1995 (the "Voting Agreement"), among Joel Dupre, Pacific Million Enterprise Ltd., Cheng-Sen Wang and Albert H. Cheng shall be terminated in accordance with its terms.

         Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked and no subsequent proxies will be given. This proxy is irrevocable (to the extent permitted by the BCL) and is entered into in connection with the Voting Agreement. The attorney and proxy named above will be empowered at any time prior to the termination of the Voting Agreement to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned in connection with any matter requiring or permitting a vote of the shareholders of Sirco.

         The undersigned hereby represents and warrants that the undersigned has full power and authority to grant the proxy created hereby and that the undersigned has good and unencumbered title to the Shares, free and clear of all liens, restrictions, charges and encumbrances (except pursuant to the Pledge Agreement, as defined in the Voting Agreement) and not subject to any adverse claim. The undersigned will, upon request, execute and deliver any additional documents deemed by the above named attorney and proxy to be necessary or desirable to effect the irrevocable proxy created hereby.

         Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

Dated:   _______________


                  Signature of Stockholder: __________________________

                  Print Name of Stockholder: _________________________

                  Number of Shares
                  Beneficially Owned: ________________________________

                                                                      SCHEDULE I



                  Name of Holder          Number of Shares
                  --------------          ----------------
         Joel Dupre                            414,334

         Pacific Million Enterprise Ltd.       133,333

         Cheng-Sen Wang                         88,889

         Albert H.                              44,444

                                  EXHIBIT N-1


                                OPTION AGREEMENT


         OPTION AGREEMENT, dated as of May 1, 1995, by and between JOEL DUPRE ("Dupre") and PACIFIC MILLION ENTERPRISE LTD., a Hong Kong corporation ("PMEL").


                                    * * * *


         WHEREAS, PMEL owns 133,333 shares of Common Stock, par value $.10 per share, of the Corporation; and

         WHEREAS, PMEL desires to grant to Dupre an option to purchase all or part of such shares on the terms and subject to the conditions set forth herein;

         NOW THEREFORE, in consideration of the premises and the mutual covenants of the parties hereto, it is hereby agreed as follows:


                                   ARTICLE I

                              CERTAIN DEFINITIONS

         1.01 Definitions. Whenever used in this Agreement, unless otherwise defined or the subject matter or context otherwise dictates, the following terms shall have these respective meanings:

               (a) "Agreement" means this Option Agreement, any agreement which is supplementary to or an amendment or confirmation of this Agreement, and any schedules or exhibits hereto or thereto.

               (b) "Pledge Agreement" means the Pledge Agreement dated as of March 21, 1995 among Joel Dupre, Pacific Million Enterprise Ltd., Cheng-Sen Wang, and Albert H. Cheng, as pledgors, Bueno of California, Inc. and Yashiro Co., Inc., individually and as agent for Yashiro Company, Ltd., as the same may be amended or supplemented from time to time.

               (c) "Shares" means the 133,333 shares of Common Stock, par value $.10 per share, of the Corporation owned of record by PMEL as of the date hereof, as well as: (i) any shares into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed; and
(ii) any shares of the Corporation or any successor or other body corporate which may be received by PMEL in respect of such shares in a merger, amalgamation or other reorganization of or including the Corporation.

               (d) "Voting Agreement" means the Voting Agreement dated as of May 1, 1995 among Joel Dupre, Pacific Million Enterprise Ltd., Cheng-Sen Wang and Albert H. Cheng, as the same may be amended or supplemented from time to time.

         1.02 Extended Meanings. Words importing the singular number include the plural and vice versa and words importing gender include all genders. All references to the word "days" shall mean calendar days.


ARTICLE II

                               CERTAIN COVENANTS

         2.01  Representations  and  Warranties.   PMEL  hereby  represents  and
warrants to Dupre as follows:

               (a) PMEL is neither a party to nor bound by any agreement regarding the ownership of the Shares, other than this Agreement, the Pledge Agreement and the Voting Agreement; and

               (b) PMEL is not a party to, bound by or subject to any indenture, mortgage, lease, agreement, instrument, charter or by-law provision, statute, regulation, order, judgment, decree or law which would be violated, contravened or breached by, or under which any default would occur as a result of, the execution and delivery by PMEL of this Agreement or the performance by PMEL of any of the terms hereof.


                                  ARTICLE III

                OPTION; RESTRICTIONS ON TRANSFER OR ENCUMBRANCE

         3.01 Option. At any time while this Agreement is in effect, Dupre shall have the right and option (the "Option") to purchase some or all of the Shares held by PMEL, at a price per Share, subject to adjustment as set forth in
Section 3.02 hereof, of U.S.$2.25 (the "Option Price"), by delivering to PMEL written notice of Dupre's exercise of the Option, which notice shall set forth the number of Shares to be purchased at such time pursuant to the Option. On a date to be agreed upon, but in no event later than 10 days after such written notice is received by PMEL, PMEL shall deliver to Dupre certificates representing the Shares to be purchased by Dupre, duly endorsed in blank or with duly executed stock powers attached, and with the appropriate transfer tax stamps affixed. The purchase price for any Shares purchased by Dupre hereunder shall be paid by Dupre in the manner set forth in Section 3.03 below. Dupre may exercise the Option in whole or in part at any time and from time to time during the term of this Agreement.

         3.02 Adjustment of Option Price. In case at any time or from time to time the Corporation shall (a) subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock, (b) combine its outstanding shares of Common Stock into a smaller number of shares or (c) declare or pay a dividend in shares of Common Stock or make a distribution in shares of Common Stock, the Option Price shall be adjusted by multiplying such Option Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding prior to, and the denominator of which shall be the number of shares of Common Stock outstanding immediately after, such subdivision, combination or issuance. Any adjustment made pursuant to this Section 3.02 shall become effective immediately after the effective date of such event.

         3.03 Terms of Payment. The purchase price for any Shares acquired by Dupre pursuant to this Article III shall be paid by Dupre by delivery to PMEL of a promissory note in the full amount of the purchase price for the Shares purchased payable in full on the third anniversary of the date thereof, bearing interest on the unpaid principal amount at a rate per annum equal to the Prime Rate payable annually on each anniversary of the date thereof. Any promissory note issued by Dupre may be prepaid by Dupre at any time without premium or penalty. The "Prime Rate" shall be the rate of interest publicly announced by Chemical Bank as its Prime Rate, which, with respect to each promissory note issued pursuant to the terms hereof, shall be adjusted annually on each anniversary of the date thereof.

         3.04 Restriction on Transfer of Common Stock. Except as expressly permitted by the terms and provisions of this Agreement, without the prior written consent of Dupre, PMEL shall not sell, assign, transfer, mortgage, alienate, pledge, hypothecate, create or permit to exist a security interest in or lien on, place in trust or in any other way encumber or otherwise dispose of any Shares now owned or hereafter acquired or any interest therein, except as contemplated by or provided for in the Pledge Agreement.

         3.05 After Acquired Common Stock. Any Shares acquired by PMEL after the date of this Agreement shall become and remain subject to the terms of this
Article III.


                                   ARTICLE IV

                                 MISCELLANEOUS

         4.01 Waiver by Dupre. Compliance with any provision of this Agreement by PMEL may be waived in writing at any time by Dupre; provided, however, that any such waiver shall be effective only for the particular circumstance for which it is granted and shall not be applicable to any subsequent waiver or violation of any provision of this Agreement.

         4.02 Notice. Any notice or document required or permitted by this Agreement to be given to a party hereto shall be in writing and shall be sufficiently given if delivered personally, or if sent by prepaid certified mail, return receipt requested, to such party addressed as follows:

                    (i)  to Dupre, at:

                             Mr. Joel Dupre
                             Sirco International Corp.
                             24 Richmond Hill Avenue
                             Stamford, Connecticut  06901-36001

                             with a copy to:

                             Eric M. Hellige, Esq.
                             Pryor, Cashman, Sherman & Flynn
                             410 Park Avenue
                             New York, New York  10022


                   (ii)  to PMEL, at:

                             Pacific Million Enterprise Ltd.
                             Suite 107, The Gateway, Tower 2
                             25 Canton Road
                             Tsimshatsui
                             Kowloon, Hong Kong

Notice so mailed shall be deemed to have been given on the fifth business day next following the date such notice is deposited in the mail in accordance with the instructions set forth above. Any notice delivered to the party to whom it is addressed shall be deemed to have been given and received on the day it is delivered. Any party may from time to time notify the others in the manner provided herein of any change of address which thereafter, until changed by like notice, shall be the address of such party for all purposes hereof.

         4.03 Term of Agreement.

               (a) This Agreement shall terminate upon the earlier of (i) the mutual consent in writing of all of the parties hereto or (ii) May 30, 1999.

               (b) Nothing contained in this Section 4.03 shall affect or impair any rights or obligations arising prior to the time of the termination of this Agreement, or which may arise by an event causing the termination of this Agreement.

         4.04 Legend. Each certificate representing any Shares owned by or issued to PMEL shall have stamped, printed or typed thereon the following legend:

         "THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY ARE SUBJECT TO AND SHALL BE TRANSFERABLE ONLY IN ACCORDANCE WITH THE PROVISIONS OF A CERTAIN OPTION AGREEMENT DATED AS OF MAY 1, 1995 BETWEEN JOEL DUPRE AND PACIFIC MILLION ENTERPRISE LTD., A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF SIRCO INTERNATIONAL CORP."

         4.05 Severability. If in any jurisdiction, any provision of this Agreement or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions hereof and without affecting the validity or enforceability of such provision in any other jurisdiction or its application to other parties or circumstances. In addition, if any one or more of the provisions contained in this Agreement shall for any reason in any jurisdiction be held to be excessively broad as to time, duration, geographical scope, activity or sub-ject, it shall be construed, by limiting and reducing it, so as to enforceable to the extent compatible with the applicable law of such jurisdiction as it shall then appear.

         4.06 Assignment. This Agreement is not assignable by any party and shall bind and benefit the respective parties hereto and their successors and permitted assigns.

         4.07 Counterparts. This Agreement may be effectively delivered by one party to each of the others by delivery of an executed counterpart.

         4.08 Entire Agreement; Amendments; Waivers. This Agreement sets forth the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties hereto, and there are no warranties, representations and other agreements between the parties hereto in connection with the subject matter hereof except as specifically set forth herein or therein. No supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

         4.09 Jurisdiction. The parties hereto hereby irrevocably consent and submit to the non-exclusive jurisdiction of any state or federal court located within the County of New York, State of New York, U.S.A. for the settlement of disputes arising under or in connection with this Agreement. Each of the parties hereto accepts for itself and in connection with its properties, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts and waives any defense of forum non conveniens, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement.

         4.10 Governing Law. This Agreement shall be construed in accordance with the internal laws of the State of New York.

         4.11 Headings. The Article and Section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.



                                               /s/Joel Dupre
                                               ---------------------------------
                                               JOEL DUPRE


                                               PACIFIC MILLION ENTERPRISE
                                                   LTD.

                                               By: /s/Joe Takada
                                                   -----------------------------
                                                   Name:  Joe Takada
                                                   Title: Managing Director

                                  EXHIBIT N-2


                                OPTION AGREEMENT


         OPTION AGREEMENT, dated as of May 1, 1995, by and between JOEL DUPRE ("Dupre") and ALBERT H. CHENG ("Cheng").


                                    * * * *


         WHEREAS, Cheng owns 44,444 shares of Common Stock, par value $.10 per share, of the Corporation; and

         WHEREAS, Cheng desires to grant to Dupre an option to purchase all or part of such shares on the terms and subject to the conditions set forth herein;

         NOW THEREFORE, in consideration of the premises and the mutual covenants of the parties hereto, it is hereby agreed as follows:


                                   ARTICLE I

                              CERTAIN DEFINITIONS

         1.01 Definitions. Whenever used in this Agreement, unless otherwise defined or the subject matter or context otherwise dictates, the following terms shall have these respective meanings:

               (a) "Agreement" means this Option Agreement, any agreement which is supplementary to or an amendment or confirmation of this Agreement, and any schedules or exhibits hereto or thereto.

               (b) "Pledge Agreement" means the Pledge Agreement dated as of March 21, 1995 among Joel Dupre, Pacific Million Enterprise Ltd., Cheng-Sen Wang, and Albert H. Cheng, as pledgors, Bueno of California, Inc. and Yashiro Co., Inc., individually and as agent for Yashiro Company, Ltd., as the same may be amended or supplemented from time to time.

               (c) "Shares" means the 44,444 shares of Common Stock, par value $.10 per share, of the Corporation owned of record by Cheng as of the date hereof, as well as: (i) any shares into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed; and
(ii) any shares of the Corporation or any successor or other body corporate which may be received by Cheng in respect of such shares in a merger, amalgamation or other reorganization of or including the Corporation.

               (d) "Voting Agreement" means the Voting Agreement dated as of May 1, 1995 among Joel Dupre, Pacific Million Enterprise Ltd., Cheng-Sen Wang and Albert H. Cheng, as the same may be amended or supplemented from time to time.

         1.02 Extended Meanings. Words importing the singular number include the plural and vice versa and words importing gender include all genders. All references to the word "days" shall mean calendar days.


                                   ARTICLE II

                               CERTAIN COVENANTS

         2.01 Representations and Warranties. Cheng hereby represents and warrants to Dupre as follows:

               (a) Cheng is neither a party to nor bound by any agreement regarding the ownership of the Shares, other than this Agreement, the Pledge Agreement and the Voting Agreement; and

               (b) Cheng is not a party to, bound by or subject to any indenture, mortgage, lease, agreement, instrument, charter or by-law provision, statute, regulation, order, judgment, decree or law which would be violated, contravened or breached by, or under which any default would occur as a result of, the execution and delivery by Cheng of this Agreement or the performance by Cheng of any of the terms hereof.


                                  ARTICLE III

                OPTION; RESTRICTIONS ON TRANSFER OR ENCUMBRANCE

         3.01 Option. At any time while this Agreement is in effect, Dupre shall have the right and option (the "Option") to purchase some or all of the Shares held by Cheng, at a price per Share, subject to adjustment as set forth in
Section 3.02 hereof, of U.S.$3.38 (the "Option Price"), by delivering to Cheng written notice of Dupre's exercise of the Option, which notice shall set forth the number of Shares to be purchased at such time pursuant to the Option. On a date to be agreed upon, but in no event later than 10 days after such written notice is received by Cheng, Cheng shall deliver to Dupre certificates representing the Shares to be purchased by Dupre, duly endorsed in blank or with duly executed stock powers attached, and with the appropriate transfer tax stamps affixed. The purchase price for any Shares purchased by Dupre hereunder shall be paid by Dupre in the manner set forth in Section 3.03 below. Dupre may exercise the Option in whole or in part at any time and from time to time during the term of this Agreement.

         3.02 Adjustment of Option Price. In case at any time or from time to time the Corporation shall (a) subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock, (b) combine its outstanding shares of Common Stock into a smaller number of shares or (c) declare or pay a dividend in shares of Common Stock or make a distribution in shares of Common Stock, the Option Price shall be adjusted by multiplying such Option Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding prior to, and the denominator of which shall be the number of shares of Common Stock outstanding immediately after, such subdivision, combination or issuance. Any adjustment made pursuant to this Section 3.02 shall become effective immediately after the effective date of such event.

         3.03 Terms of Payment. The purchase price for any Shares acquired by Dupre pursuant to this Article III shall be paid by Dupre by delivery to Cheng of a promissory note in the full amount of the purchase price for the Shares purchased payable in full on the third anniversary of the date thereof, bearing interest on the unpaid principal amount at a rate per annum equal to the Prime Rate payable annually on each anniversary of the date thereof. Any promissory note issued by Dupre may be prepaid by Dupre at any time without premium or penalty. The "Prime Rate" shall be the rate of interest publicly announced by Chemical Bank as its Prime Rate, which, with respect to each promissory note issued pursuant to the terms hereof, shall be adjusted annually on each anniversary of the date thereof.

         3.04 Restriction on Transfer of Common Stock. Except as expressly permitted by the terms and provisions of this Agreement, without the prior written consent of Dupre, Cheng shall not sell, assign, transfer, mortgage, alienate, pledge, hypothecate, create or permit to exist a security interest in or lien on, place in trust or in any other way encumber or otherwise dispose of any Shares now owned or hereafter acquired or any interest therein, except as contemplated by or provided for in the Pledge Agreement.

         3.05 After Acquired Common Stock. Any Shares acquired by Cheng after the date of this Agreement shall become and remain subject to the terms of this
Article III.


                                   ARTICLE IV

                                 MISCELLANEOUS

         4.01 Waiver by Dupre. Compliance with any provision of this Agreement by Cheng may be waived in writing at any time by Dupre; provided, however, that any such waiver shall be effective only for the particular circumstance for which it is granted and shall not be applicable to any subsequent waiver or violation of any provision of this Agreement.

         4.02 Notice. Any notice or document required or permitted by this Agreement to be given to a party hereto shall be in writing and shall be sufficiently given if delivered personally, or if sent by prepaid certified mail, return receipt requested, to such party addressed as follows:

                    (i)  to Dupre, at:

                             Mr. Joel Dupre
                             Sirco International Corp.
                             24 Richmond Hill Avenue
                             Stamford, Connecticut  06901-36001

                             with a copy to:

                             Eric M. Hellige, Esq.
                             Pryor, Cashman, Sherman & Flynn
                             410 Park Avenue
                             New York, New York  10022


                   (ii)  to Cheng, at:

                             Mr. Albert H. Cheng
                             199 Chung Ching North Road
                             11th Floor
                             Section 3, Taipei
                             Taiwan R.O.C.


Notice so mailed shall be deemed to have been given on the fifth business day next following the date such notice is deposited in the mail in accordance with the instructions set forth above. Any notice delivered to the party to whom it is addressed shall be deemed to have been given and received on the day it is delivered. Any party may from time to time notify the others in the manner provided herein of any change of address which thereafter, until changed by like notice, shall be the address of such party for all purposes hereof.


         4.03 Term of Agreement.

               (a) This Agreement shall terminate upon the earlier of (i) the mutual consent in writing of all of the parties hereto or (ii) May 30, 1998.

               (b) Nothing contained in this Section 4.03 shall affect or impair any rights or obligations arising prior to the time of the termination of this Agreement, or which may arise by an event causing the termination of this Agreement.

         4.04 Legend. Each certificate representing any Shares owned by or issued to Cheng shall have stamped, printed or typed thereon the following legend:

         "THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY ARE SUBJECT TO AND SHALL BE TRANSFERABLE ONLY IN ACCORDANCE WITH THE PROVISIONS OF A CERTAIN OPTION AGREEMENT DATED AS OF MAY 1, 1995 BETWEEN JOEL DUPRE AND ALBERT H. CHENG, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF SIRCO INTERNATIONAL CORP."

         4.05 Severability. If in any jurisdiction, any provision of this Agreement or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions hereof and without affecting the validity or enforceability of such provision in any other jurisdiction or its application to other parties or circumstances. In addition, if any one or more of the provisions contained in this Agreement shall for any reason in any jurisdiction be held to be excessively broad as to time, duration, geographical scope, activity or subject, it shall be construed, by limiting and reducing it, so as to enforceable to the extent compatible with the applicable law of such jurisdiction as it shall then appear.

         4.06 Assignment. This Agreement is not assignable by any party and shall bind and benefit the respective parties hereto and their successors and permitted assigns.

         4.07 Counterparts. This Agreement may be effectively delivered by one party to each of the others by delivery of an executed counterpart.

         4.08 Entire Agreement; Amendments; Waivers. This Agreement sets forth the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties hereto, and there are no warranties, representations and other agreements between the parties hereto in connection with the subject matter hereof except as specifically set forth herein or therein. No supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

         4.09 Jurisdiction. The parties hereto hereby irrevocably consent and submit to the non-exclusive jurisdiction of any state or federal court located within the County of New York, State of New York, U.S.A. for the settlement of disputes arising under or in connection with this Agreement. Each of the parties hereto accepts for itself and in connection with its properties, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts and waives any defense of forum non conveniens, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement.

         4.10 Governing Law. This Agreement shall be construed in accordance with the internal laws of the State of New York.

         4.11 Headings. The Article and Section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                                    /s/Joel Dupre
                                    ------------------------
                                    JOEL DUPRE


                                    /s/Albert H. Cheng
                                    ------------------------
                                    ALBERT H. CHENG